Exhibit 99.1

HEXO CORP. (“THE CORPORATION”)

MEETING OF SHAREHOLDERS – August 25, 2021

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were put to a vote at the meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation held on August 25, 2021. Each matter voted upon is described in greater detail in the Corporation’s management information circular dated July 20, 2021 (the “Information Circular”), which is available on SEDAR at www.sedar.com.

MATTERS VOTED UPON

1	TRANSACTION RESOLUTION

An ordinary resolution (the “Transaction Resolution”) to, among other things, authorize and approve the issuance by the Corporation of 69,721,116 Common Shares of the Corporation as part of the consideration payable on connection with the acquisition (the “Transaction”) of the entities that carry on the business of Redecan (“Redecan”) contemplated by the share purchase agreement dated May 28, 2021 among the Corporation and the current shareholders of Redecan, as more particularly described in the Information Circular. According to the proxies received and ballots cast, the Transaction Resolution was passed with the requisite number of votes as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
27,860,294	96.183	1,105,756	3.817%

2	FINANCING RESOLUTION

An ordinary resolution (the “Financing Resolution”) to authorize and approve (i) the issuance of more than 32,198,894 Common Shares pursuant to the senior secured convertible note dated May 27, 2021 in the principal amount of US$360.0 million and due May 1, 2023 (the “Senior Secured Note”), representing more than 25% of the issued and outstanding Common Shares, and (ii) the issuance of Common Shares at a price less than the market price less any allowable discount (as determined by TSX rules) in the event that the Corporation wishes to satisfy redemption and certain other payments under the Senior Secured Note in Common Shares, as more particularly described and set forth in the Information Circular. According to the proxies received and ballots cast, the Financing Resolution was passed with the requisite number of votes as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
27,515,303	94.992	1,450,747	5.008

HEXO CORP.

Per:	“Signed” Roch Vaillancourt
Roch Vaillancourt
Secretary